Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

Dear All,

The UpHealth team is thrilled to share several important updates over the last few weeks in the attached newsletter. The key developments include:

•	First Quarter Fiscal 2021 Financial Results

•	Effectiveness of Registration statement

•	June 4th is a Special Meeting Date for Business Combination with UpHealth and CloudBreak

•	World Economic Forum Featuring UpHealth International Division in Fighting COVID

•	Panel discussion of Data Governance

The UpHealth team anticipates the company to be listed on the NYSE on the week of June 7th.

Best Regards,

UpHealth Team

UpHealth Investor Newsletter MAY 2021 Current SPAC Ticker: GIX Future NYSE Ticker: UPHUpHealth Investor Newsletter MAY 2021 Current SPAC Ticker: GIX Future NYSE Ticker: UPH

Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination among UpHealth Holdings, Inc. (“UpHealth”), Cloudbreak Health, LLC (“Cloudbreak” and, together with UpHealth, each a “Company” and collectively, the “Companies”) and GigCapital2 Inc. (“GigCapital2”) and related transactions (the “Proposed Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will GigCapital2, UpHealth, Cloudbreak or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of GigCapital2, UpHealth or Cloudbreak has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of UpHealth, Cloudbreak or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of UpHealth and Cloudbreak and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of UpHealth’s, Cloudbreak’s and GigCapital2’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of UpHealth, Cloudbreak and GigCapital2. These forwardlooking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of GigCapital2, UpHealth or Cloudbreak is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to UpHealtha and Cloudbreak; risks related to the rollout of each of UpHealth’s and Cloudbreak’s business and the timing of expected business milestones; the effects of competition on each of UpHealth’s and Cloudbreak’s future business; the amount of redemption requests made by GigCapital2’s stockholders; the ability of GigCapital2 or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in GigCapital2’s final prospectus dated June 7, 2019 and Annual Report on Form 10-K for the fiscal year ended December 31, 2019, in each case, under the heading “Risk Factors,” and other documents of GigCapital2 filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of GigCapital2, UpHealth or Cloudbreak presently know or that GigCapital2, UpHealth or Cloudbreak currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GigCapital2’s,UpHealth’s and Cloudbreak’s expectations, plans or forecasts of future events and views as of the date of this Presentation. GigCapital2, UpHealth and Cloudbreak anticipate that subsequent events and developments will cause GigCapital2’s, UpHealth’s and Cloudbreak’s assessments to change. However, while GigCapital2, UpHealth and Cloudbreak may elect to update these forward-looking statements at some point in the future, GigCapital2, UpHealth and Cloudbreak specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing GigCapital2’s, UpHealth’s and Cloudbreak’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this Presentation is based on the estimates of UpHealth, Cloudbreak and GigCapital2 management. UpHealth, Cloudbreak and GigCapital2 obtained the industry, market and competitive position data used throughout this Presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. UpHealth, Cloudbreak and GigCapital2 believe their estimates to be accurate as of the date of this Presentation. However, this information may prove to be inaccurate because of the method by which UpHealth, Cloudbreak or GigCapital2 obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process. Use of Projections This Presentation contains projected financial information with respect to UpHealth and Cloudbreak. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved.Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination among UpHealth Holdings, Inc. (“UpHealth”), Cloudbreak Health, LLC (“Cloudbreak” and, together with UpHealth, each a “Company” and collectively, the “Companies”) and GigCapital2 Inc. (“GigCapital2”) and related transactions (the “Proposed Business Combination”) and for no other purpose. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will GigCapital2, UpHealth, Cloudbreak or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of GigCapital2, UpHealth or Cloudbreak has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of UpHealth, Cloudbreak or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of UpHealth and Cloudbreak and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of UpHealth’s, Cloudbreak’s and GigCapital2’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of UpHealth, Cloudbreak and GigCapital2. These forwardlooking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of GigCapital2, UpHealth or Cloudbreak is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to UpHealtha and Cloudbreak; risks related to the rollout of each of UpHealth’s and Cloudbreak’s business and the timing of expected business milestones; the effects of competition on each of UpHealth’s and Cloudbreak’s future business; the amount of redemption requests made by GigCapital2’s stockholders; the ability of GigCapital2 or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in GigCapital2’s final prospectus dated June 7, 2019 and Annual Report on Form 10-K for the fiscal year ended December 31, 2019, in each case, under the heading “Risk Factors,” and other documents of GigCapital2 filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of GigCapital2, UpHealth or Cloudbreak presently know or that GigCapital2, UpHealth or Cloudbreak currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GigCapital2’s,UpHealth’s and Cloudbreak’s expectations, plans or forecasts of future events and views as of the date of this Presentation. GigCapital2, UpHealth and Cloudbreak anticipate that subsequent events and developments will cause GigCapital2’s, UpHealth’s and Cloudbreak’s assessments to change. However, while GigCapital2, UpHealth and Cloudbreak may elect to update these forward-looking statements at some point in the future, GigCapital2, UpHealth and Cloudbreak specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing GigCapital2’s, UpHealth’s and Cloudbreak’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this Presentation is based on the estimates of UpHealth, Cloudbreak and GigCapital2 management. UpHealth, Cloudbreak and GigCapital2 obtained the industry, market and competitive position data used throughout this Presentation from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. UpHealth, Cloudbreak and GigCapital2 believe their estimates to be accurate as of the date of this Presentation. However, this information may prove to be inaccurate because of the method by which UpHealth, Cloudbreak or GigCapital2 obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process. Use of Projections This Presentation contains projected financial information with respect to UpHealth and Cloudbreak. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved.

Disclaimer Important Information And Where To Find It In connection with the Proposed Business Combination, GigCapital2 intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement to be distributed to holders of GigCapital2’s common stock in connection with GigCapital2’s solicitation of proxies for the vote by GigCapital2’s stockholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to each of UpHealth’s and Cloudbreak’s stockholders in connection with the Proposed Business Combination. After the Registration Statement has been declared effective, GigCapital2 will mail a definitive proxy statement/prospectus, when available, to its stockholders and UpHealth’s and Cloudbreak’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/ prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about GigCapital2, UpHealth, Cloudbreak and the Proposed Business Combination. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by GigCapital2 through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: GigCapital2, Inc., 1731 Embarcadero Road, Suite 200, Palo Alto, CA 94303. No Offer Or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among UpHealth, Cloudbreak and GigCapital2 or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. Participants In The Solicitation GigCapital2, UpHealth and Cloudbreak and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of GigCapital2 in its Annual Report on Form 10-K, filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Business Combination. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation are unaudited and do not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement or any other document to be filed by GigCapital2 with the SEC. Some of the financial information and data contained in this Presentation, such as earnings before income taxes, depreciation and amortization (“EBITDA”), have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). GigCapital2, UpHealth and Cloudbreak believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to UpHealth’s and Cloudbreak’s financial condition and results of operations, respectively. Each of UpHealth’s and Cloudbreak’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. GigCapital2, UpHealth and Cloudbreak believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing each of UpHealth’s and Cloudbreak’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Each of UpHealth and Cloudbreak is not able to forecast net income on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect GAAP, and therefore has not provided a reconciliation for forward-looking EBITDA. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in UpHealth’s and Cloudbreak’s financial statements, respectively. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non- GAAP financial measures in connection with GAAP results. You should review each of UpHealth’s and Cloudbreak’s audited financial statements, which will be included in the Registration Statement. Trademarks And Intellectual Property All trademarks, service marks, and trade names of UpHealth, Cloudbreak or GigCapital2 or their respective affiliates used herein are trademarks, service marks, or registered trade names of UpHealth, Cloudbreak or GigCapital2, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not intended to, and does not imply, a relationship with UpHealth, Cloudbreak or GigCapital2, or an endorsement or sponsorship by or of UpHealth, Cloudbreak or GigCapital2. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that UpHealth, Cloudbreak or GigCapital2 will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.Disclaimer Important Information And Where To Find It In connection with the Proposed Business Combination, GigCapital2 intends to file a registration statement on Form S-4, including a proxy statement/prospectus (the “Registration Statement”), with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement to be distributed to holders of GigCapital2’s common stock in connection with GigCapital2’s solicitation of proxies for the vote by GigCapital2’s stockholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to each of UpHealth’s and Cloudbreak’s stockholders in connection with the Proposed Business Combination. After the Registration Statement has been declared effective, GigCapital2 will mail a definitive proxy statement/prospectus, when available, to its stockholders and UpHealth’s and Cloudbreak’s stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/ prospectus, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about GigCapital2, UpHealth, Cloudbreak and the Proposed Business Combination. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by GigCapital2 through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: GigCapital2, Inc., 1731 Embarcadero Road, Suite 200, Palo Alto, CA 94303. No Offer Or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among UpHealth, Cloudbreak and GigCapital2 or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Securities Exchange Act of 1934, as amended or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. Participants In The Solicitation GigCapital2, UpHealth and Cloudbreak and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of GigCapital2 in its Annual Report on Form 10-K, filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Business Combination. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation are unaudited and do not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement or any other document to be filed by GigCapital2 with the SEC. Some of the financial information and data contained in this Presentation, such as earnings before income taxes, depreciation and amortization (“EBITDA”), have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). GigCapital2, UpHealth and Cloudbreak believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to UpHealth’s and Cloudbreak’s financial condition and results of operations, respectively. Each of UpHealth’s and Cloudbreak’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. GigCapital2, UpHealth and Cloudbreak believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing each of UpHealth’s and Cloudbreak’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Each of UpHealth and Cloudbreak is not able to forecast net income on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect GAAP, and therefore has not provided a reconciliation for forward-looking EBITDA. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in UpHealth’s and Cloudbreak’s financial statements, respectively. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non- GAAP financial measures in connection with GAAP results. You should review each of UpHealth’s and Cloudbreak’s audited financial statements, which will be included in the Registration Statement. Trademarks And Intellectual Property All trademarks, service marks, and trade names of UpHealth, Cloudbreak or GigCapital2 or their respective affiliates used herein are trademarks, service marks, or registered trade names of UpHealth, Cloudbreak or GigCapital2, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not intended to, and does not imply, a relationship with UpHealth, Cloudbreak or GigCapital2, or an endorsement or sponsorship by or of UpHealth, Cloudbreak or GigCapital2. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that UpHealth, Cloudbreak or GigCapital2 will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

UpHealth Overview

UpHealth Holdings Inc. Overview

UpHealth (www.uphealthinc.com) is a global comprehensive digital health technology and tech-enabled services platform that empowers providers, health systems and payors globally to manage care for people with complex medical, behavioral and social needs, while dramatically improving access to primary care.

- **An Integrated Global Platform Serving Four Massive Digital Health Markets**
- **A Rare Financial Profile with Exceptional Visibility into Future Growth**
- **Substantial Opportunity to Drive Untapped Organic and Synergistic Value**
- **An Executive Team with Demonstrated Operational, Financial & Technical Expertise**
- **Attractive Valuation Benchmarks Relative to Digital Health Peers**

Transaction Timeline



GigCapital2
UpHealth
CLOUDBREAK
Business Combination Announced
S4 Filled
Proxy Vote extension
Record Date
Effectiveness of Registration Statement
UpHealth
Special Meeting for Proposed Business Combinations with UpHealth Holdings and Cloudbreak Health
Nov 23, 2020
Feb 8, 2021
Mar 10, 2021
June 4th, 2021

Key Stats[1]

- **$117mm** 2020 Revenue
- **7%** '20 Adj. EBITDA Margin
- **67%** Revenue CAGR '21
- **1,800+** US Healthcare Venues Served by Domestic Telehealth
- **13k+** Prescribers
- **14k+** Video Endpoints
- **2.5mm+** Annual Encounters
- **9mm+** Lives
- Global Operations in **10+** Nations
- **50** State Rx Licenses

[1] In November, 2020, UpHealth and Cloudbreak Health, LLC signed separate business combination agreements with GigCapital2. The closing of the proposed business combinations is subject to, among other things, the approval by GigCapital2 stockholders, regulatory approvals, and the satisfaction or waiver of other customary closing conditions. Pending the closing of the business combinations, the companies will operate as separate companies.

Key Corporate Updates

UpHealth Announces First Quarter Fiscal 2021 Financial Results and Reiterates 2021 Financial Guidance (May 6, 2021)

- Pro Forma Combined First Quarter Revenue of $31 Million; 56% Gross Margin; Adjusted EBITDA of $3 Million.
- "First quarter pro forma combined results met our expectations, and we remain on track with the outlook for 2021 we've previously provided. **UpHealth's pro forma 2021 revenue is expected to be in the range of $180-190 million, gross margin is expected to be in the range of 54-58%,** (excluding the allocation of depreciation and amortization), and adjusted EBITDA is expected to be in the range of $16-20 million. Our expected revenue growth rate and profitability position us very favorably relative to the digital healthcare market peers. We anticipate being able to provide quarterly guidance at a future date," said Martin Beck, Chief Financial Officer of UpHealth.

GigCapital2 Announces Effectiveness of Registration Statement and Special Meeting Date for Proposed Business Combinations with UpHealth Holdings, Inc. and Cloudbreak Health, LLC (May 17, 2021)

- GigCapital2, Inc. ("GigCapital2") (NYSE: GIX) announced that the U.S. **Securities and Exchange Commission (the "SEC"), has declared effective its Registration Statement on Form S-4** (as amended, the "Registration Statement"), which includes a definitive proxy statement/prospectus in connection with GigCapital2's special meeting of stockholders (the "Special Meeting") to consider the previously announced proposed business combinations with UpHealth Holdings, Inc. and Cloudbreak Health, LLC. Additionally, GigCapital2 today announced that it has set a record date of April 26, 2021 (the "Record Date") and a meeting date of **June 4, 2021 for its Special Meeting**.

World Economic Forum features Glocal fight against COVID pandemic in India

How trust and collaboration are key in India's last-mile response to the COVID-19 crisis



Glocal Healthcare, UpHealth Global Telemedicine Division, has been actively working on addressing healthcare disparities worldwide by providing versatile digitally enabled solutions to connect patients with healthcare providers.

*"Glocal building a network of digitally-enabled clinics across the country that combine an examining room, test lab and a pharmacy and are staffed by a nurse using digital diagnostic tools with remote support from a doctor, if required. It's a simple and cost-effective solution that has helped deliver healthcare to thousands more citizens since 2010. "**For the equivalent of about $4, you get a doctor, your tests, and your medications**." says Azim Sabahat, Glocal's Chief Executive Officer."*

Glocal is doing what it can including rushing to set up two new hospitals - one in Delhi and one in Kolkata - in the next 30 to 45 days with 100 to 200 ICU/HDU beds in each. Meanwhile, in all of its existing hospitals, teams are working to expand COVID beds and ICU facilities as well as trying to add oxygen plants, pipelines and oxygen concentrators.

WORLD ECONOMIC FORUM

Source: https://www.weforum.org/agenda/2021/05/how-trust-and-collaboration-are-key-in-india-s-last-mile-response-to-the-covid-19-crisis/

6 ways social entrepreneurs are saving lives during India's COVID-19 crisis



*"Glocal Healthcare recently launched a **free telemedicine consultation** for COVID-19 screenings. This can be accessed both from phone line as well as from websites and apps. The goal is to prevent panic; ensure correct screening, triage and treatment before conditions become too serious; and prevent the health infrastructure from collapsing."*

"Over the past 10 years, the company has built 10 fully functional, 100-bed multi-speciality hospitals in states including Bihar, Uttar Pradesh, Odisha and West Bengal. It has set up 250 digital dispensaries, which provide video consultations, examination, investigations and automated medicine dispensing."

WORLD ECONOMIC FORUM

Source: https://www.weforum.org/agenda/2021/05/6-ways-social-entrepreneurs-are-saving-lives-in-india/

Panel discussion

Data Governance in a Converging World: Public & Private Sector Approaches to the Management of Emerging Health Technologies


Data Governance
in a Converging World
JAMEY EDWARDS
Chief Executive Officer Cloudbreak Health
JESSICA FEDERER
Managing Director, HUMA, Former Chief Digital Officer, Bayer
GIL BASHE
Managing Partner, Global Health Finn Partners
DR. AMIR KALALI, MD
DR. SADIQA MAHMOOD
MICHELLE HOISETH

Moderated by Gil Bashe, Managing Partner, Global Health of Finn Partners, the conversation featured leading experts from industry, science, and the global research community, including **Jamey Edwards, CEO, Cloudbreak Health**; Jessica Federer, Managing Director, Huma, and Former Chief Digital Officer, Bayer; Michelle Hoiseth, Chief Data Officer & Corporate Vice President, Medical and Scientific Services, Parexel International; Dr. Amir Kalali, MD, Co-Chair, Decentralized Trials & Research Alliance; and Dr. Sadiqa Mahmood, DDS, General Manager & SVP, Life Sciences Business, Health Catalyst.

Panelists highlighted the complexity of "how to source, secure and share data" in healthcare and the opportunities and challenges exposed during the COVID-19 pandemic; the value of data as the "new Bitcoin"; the tensions around patient privacy, portability, public health, and policy; the need for governance to enable integrated approaches and interoperability at both local and global levels; the importance of patient engagement; and lessons to be applied from the way standards and protocols in other sectors support data access, sharing and ownership, citing credit cards and credit ratings in the financial sector.

THE GALIEN FOUNDATION

Source: https://www.youtube.com/watch?v=w1x2_zi62a0&t=1607s

Reference to Corporate Updates UpHealth Announces First Quarter Fiscal 2021 Financial Results and Reiterates 2021 Financial Guidance • https://www.businesswire.com/news/home/20210506005412/en GigCapital2 Announces Effectiveness of Registration Statement and Special Meeting Date for Proposed Business Combinations with UpHealth Holdings, Inc. and Cloudbreak Health, LLC • https://www.businesswire.com/news/home/20210517005464/enReference to Corporate Updates UpHealth Announces First Quarter Fiscal 2021 Financial Results and Reiterates 2021 Financial Guidance • https://www.businesswire.com/news/home/20210506005412/en GigCapital2 Announces Effectiveness of Registration Statement and Special Meeting Date for Proposed Business Combinations with UpHealth Holdings, Inc. and Cloudbreak Health, LLC • https://www.businesswire.com/news/home/20210517005464/en

Additional Information and Where to Find It

GigCapital2 filed a registration statement on Form S-4 (File No. 333-252824), which includes a prospectus with respect to UpHealth’s and Cloudbreak’s securities to be issued in connection with the business combinations and a proxy statement with respect to GigCapital2’s stockholder meeting to vote on the business combination (as amended, the “GigCapital2 proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). UpHealth, Cloudbreak and GigCapital2 urge investors and other interested persons to read the GigCapital2 proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the business combination. The GigCapital2 proxy statement/prospectus and other relevant materials for the business combination will be mailed to stockholders of GigCapitl2 as of the record date established for voting on the business combination.

Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.